BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

CONSOLIDATED Synthetic Voting Map

Ordinary AND EXTRAORDINARY General MEETING

Meeting to be held on April 27, 2021

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to article 21-W, third paragraph, of CVM Instruction #481 of December 17, 2009, hereby provides its shareholders with the consolidated synthetic voting map of the Ordinary and Extraordinary General Meeting to be held on April 27, 2021 ("General Meeting"), which adds the remote votes sent directly to the Company to the votes cast sent through custody and bookkeeping agents, as attached.

The counting and assessment of votes were assured by an Independent audit as well as the Company's internal audit.

São Paulo, April 26, 2021

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.

EGM - Extraordinary General Meeting

Synthetic Consolidated Preliminary Voting Map

Description of Resolution	Asset	Approve	%	Reject	%	Abstain	%
1. To amend article 3 of the Company's Bylaws, in order to include, in the corporate purpose, the (i) manufacture by its own or on demand, commercialization, export and import of pharmochemical products derived from animal slaughter; (ii) manufacture and commercialization of organic chemical products derived from animal slaughter; and (iii) manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter.	ON	322.370.905	94,06%	-	-	20.341.726	5,94%
2.To amend Article 33 of the Company's Bylaws, in order to (1) establish that the Coordinator of the Audit and Integrity Committee will be chosen by the Board of Directors and not by the members of the Audit and Integrity Committee; (2) establish that Audit and Integrity Committee's regular meetings shall have a bimonthly periodicity and no longer monthly; and (3) exclude the obligation that the meetings between the Audit and Integrity Committee Coordinator and the members of the Board of Directors and the Fiscal Council shall be held quarterly.	ON	302.408.140	88,24%	4.314.800	1,26%	35.989.691	10,50%
3. Consolidate the Company's Bylaws with the approved changes.	ON	318.026.035	92,80%	4.314.800	1,26%	20.371.796	5,94%
4. Change the Company's Restricted Stocks Plan of the Company ("Restricted Stocks Plan").	-	-	-	-	-	-	-
4.1. Exclude the concepts of "Parity Actions", "Total Shareholder Return - TSR" and "Funds Committed", and, therefore change items 1.1, 5.3, 5.3.1 and 7.1 and exclude itens 5.3.2 and 7.2 of the Restricted Stocks Plan.	ON	196.901.208	57,45%	125.359.162	36,58%	20.452.261	5,97%
4.2. Insert the possibility for the Company, at its sole discretion and subject to any restrictions and procedures provided for in the applicable legislation and regulation, to grant restricted shares in the form of American Depositary Receipts - ADRs, with the consequent inclusion of a new item 6.2 in the Restricted Stocks Plan.	ON	202.021.236	58,95%	120.309.634	35,11%	20.381.761	5,95%
4.3. Consolidate the competence of the Board of Directors to establish the effects of the Beneficiary's termination in relation to "Restricted Stock Not Fully Acquired", with the consequent amendment of item 8.1 and the exclusion of the current items 8.2 and 8.3 of the Restricted Stocks Plan.	ON	202.021.236	58,95%	120.309.634	35,11%	20.381.761	5,95%
4.4. Implement wording adjustments, without material alteration of content, with the consequent alteration of items 1.1 (concepts of "Restricted Stock Not Fully Acquired" and "Committee"), 2.1, 3.1, 3.2, 4.1, 4.2(d), 4.3, 6.1, 7.3, 7.4, 10.2 and 10.3 and the exclusion of the current item 6.2 of the Restricted Stocks Plan.	ON	202.021.236	58,95%	120.309.634	35,11%	20.381.761	5,95%